NEWS RELEASE

June 11, 2008

Trading Symbols:

AMM:TSX, AAU: AMEX

www.almadenminerals.com

ALMADEN INITIATES WORK PROGRAM AT

THE MUNRO MOLYBDENUM COPPER PROJECT, CANADA

Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX:AMM; AMEX: AAU) is pleased to announce that it will conduct a detailed stream sediment sampling program on its 100% owned, road accessible Munro Lake porphyry molybdenum-copper-silver project located near Summerland, B.C. The property was acquired in 1986 by the company through staking. Since that time ground geophysics (induced polarization and magnetics), soil geochemistry and diamond drilling programs have been carried out. In 1996 and 1997 Almaden completed12 diamond drill holes spaced over roughly 6 kilometers. These holes were designed to test a high chargeability feature interpreted to represent sulphides emplaced within equigranular to porphyritic intrusive rocks. Most of these holes intersected anomalous copper, molybdenum and silver values, the most important of which are tabularized below. These intersections include a 14.8 meter interval in hole 96-3 that averaged 0.10% Molybdenum (Mo), 0.05% copper and 15.1 g/t silver. The Munro Lake project is located roughly 20 kilometers south of the Brenda molybdenum-copper porphyry deposit. Almaden believes that the mineralization at Munro Lake to be genetically similar to that mined at Brenda where production began in early 1970 with reserves of 160,556,700 tonnes grading 0.183 per cent copper and 0.049 per cent molybdenum. The Brenda mine officially closed June 8, 1990.

Hole #	From	To	Interval (meters)	Mo %	MoS2%	Cu %	Ag g/t	Zn %
96-1	208.2	228.5	23.0	0.01	0.02	0.23	15.3	0.07
Including	208.2	212.1	4.3	NSS	NSS	0.84	34.6	0.18
96-3	11.3	250.2	236.9	0.02	0.03	0.05	5.5	0.13
Including	79.8	100.8	21.0	0.03	0.05	0.07	2.3	NSS
Including	119.9	134.7	14.8	0.10	0.16	0.05	15.1	0.27
96-5	152.0	170.0	18.0	NSS	NSS	0.09	6.3	0.06
Including	210.0	218.0	8.0	NSS	NSS	0.68	28.6	1.88
Including	210.0	212.0	2.0	NSS	NSS	2.24	94.9	6.73

Note: NSS denotes no significant values for this intersection. g/t signifies grams per tonne

There is little exposure of outcrop on the property which has hindered geologic mapping and past exploration efforts. A new interpretation of the available data has identified possible extensions to the mineralization. Almaden is planning a field program to investigate this potential and to design further diamond drilling. Almaden has initiated the current program to test the potential of the targets identified. Almaden is also seeking a suitable partner with the requisite technical abilities to advance this exciting molybdenum project. The samples quoted in this news release were collected by

Almaden staff as part of drill programs carried out in 1996 and 1997. A quality control program was not instituted by the company at that time and the analytical work carried out did not include what is now considered to be quality control field insertion, but relied upon the laboratory quality control. The samples were analyzed by Eco Tech Laboratory Ltd. of Kamloops British Columbia at the time of sampling using industry standard analytical techniques.

Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies that explore and develop our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Morgan Poliquin, M.Sc., P. Eng., the president, COO and a director of the Company, is the qualified person reviewing the technical information in this news release under the meaning of National Instrument 43-101.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.